BB



SECURIT ... MISSION

03053037

ANNUAL AUDITED ... ORT
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8- 03115

8-31155


SEC MAIL
RECEIVED
PROCESSING
MAR 3 1 2003
SECTION
155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

QA3 Financial Corp

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Valmont Plaza, Fourth Floor
(No. and Street)

Omaha,	Nebraska	68154
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ted R. Grennan (402) 964-3834
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lutz & Company, PC
(Name — *if individual, state last, first, middle name*)

Miracle Hills Drive	Omaha	Nebraska	68154
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 28 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ted R. Grennan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QA3 Financial Corp, as of December 31, ~~19~~ 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Ted R. Grennan
Signature

Chief Financial Officer
Title

Diana K Biggs
Notary Public


GENERAL NOTARY - State of Nebraska
DIANA K. BIGGS
My Comm. Exp. March 12, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. CASH FLOW
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QA3 FINANCIAL CORP.
(A WHOLLY OWNED SUBSIDIARY OF FINANCIAL CONTINUUM, L.L.C.)

INDEX

Note: The Company claims exemption to filing the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission pursuant to SEC Rule 15c3-3(k)(2)(B).

QA3 FINANCIAL CORP.

(A WHOLLY OWNED SUBSIDIARY OF FINANCIAL CONTINUUM, L.L.C.)

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANTS' AUDIT REPORT

DECEMBER 31, 2002


SEC MAIL PROCESSING
RECEIVED
MAR 3 1 2003
WASH, D.C.
155
SECTION



11837 Miracle Hills Drive, Suite 100
Omaha, Nebraska 68154-4418
402.496.8800
Fax: 402.496.2711
www.lutzcpa.com

INDEPENDENT ACCOUNTANTS' AUDIT REPORT

Board of Directors and Stockholder
QA3 Financial Corp.
Omaha, Nebraska

We have audited the accompanying statement of financial condition of QA3 Financial Corp., an Iowa corporation and wholly owned subsidiary of Financial Continuum, L.L.C., as of December 31, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of QA3 Financial Corp. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lutz & Company, PC

Omaha, Nebraska
March 14, 2003

QA3 FINANCIAL CORP.
(A WHOLLY OWNED SUBSIDIARY OF FINANCIAL CONTINUUM, L.L.C.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS	
Cash and Cash Equivalents	$ 215,350
Receivables	
Concessions	364,199
Affiliates (Note 6)	663,775
Other	30,040
Prepaid Expenses	18,094
Line of Credit Receivable (Note 2)	62,846
Deposits with Clearing Organizations	75,257
Computer Software and Equipment, Net of Accumulated Depreciation of $66,299	33,711
TOTAL ASSETS	**$ 1,463,272**
LIABILITIES	
Accounts Payable	$ 7,431
Fees Payable to Clearing Organizations	2,979
Commissions Payable	460,450
Accrued Expenses	22,275
Total Liabilities	493,135
CONTINGENCIES (Notes 3 and 6)	
STOCKHOLDER'S EQUITY	
COMMON STOCK (Note 6)	
$1 Par Value, Authorized 100,000 Shares	
Issued and Outstanding, 6,000 Shares	6,000
PAID IN CAPTIAL	2,852,552
ACCUMULATED DEFICIT	(1,888,415)
Total Stockholder's Equity	970,137
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 1,463,272**

See Notes to Financial Statements.

QA3 FINANCIAL CORP.
(A WHOLLY OWNED SUBSIDIARY OF FINANCIAL CONTINUUM, L.L.C.)

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES	
Concessions	$ 9,762,587
Other Operating Revenues	471,382
Interest Income	24,438
Other Income	8,614
Total Revenues	10,267,021
EXPENSES (Note 6)	
Salaries and Related Expenses	800,135
Brokerage Fees	144,316
Commissions	9,208,065
Communication and Data Processing	103,592
Depreciation	12,940
Interest Expense	110
Miscellaneous	25,408
Occupancy	176,883
Office Expense	91,993
Professional Fees	24,674
Recruiting	113,020
Regulatory Fees	192,235
Total Expenses	10,893,371
Loss before Provision for Income Taxes	(626,350)
PROVISION FOR INCOME TAXES (Note 4)	
NET LOSS	**$ (626,350)**

See Notes to Financial Statements.

QA3 FINANCIAL CORP.
(A WHOLLY OWNED SUBSIDIARY OF FINANCIAL CONTINUUM, L.L.C.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

	--Common Stock-- Shares	Par Value	Paid In Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCES, DECEMBER 31, 2001	6,000	$6,000	$1,685,608	$(1,262,065)	$ 429,543
Stockholder Contributions (Note 6)			1,166,944		1,166,944
Net Loss				(626,350)	(626,350)
BALANCES, DECEMBER 31, 2002	**6,000**	**$6,000**	**$2,852,552**	**$(1,888,415)**	**$ 970,137**

See Notes to Financial Statements.

QA3 FINANCIAL CORP.
(A WHOLLY OWNED SUBSIDIARY OF FINANCIAL CONTINUUM, L.L.C.)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (626,350)
Adjustments to Reconcile Net Loss to Net Cash	
Used in Operating Activities	
Depreciation	12,940
Line of Credit Receivable Forgiven	47,764
Changes in Operating Assets and Liabilities	
Decrease in Concessions Receivable	53,762
Decrease in Prepaid Expenses	27,075
Increase in Deposits with Clearing Organizations	(209)
Decrease in Accounts Payable	(9,892)
Increase in Fees Payable to Clearing Organizations	490
Increase in Commissions Payable	54,592
Increase in Accrued Expenses	5,927
Net Cash Used in Operating Activities	(433,901)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Computer Software and Equipment	(18,373)
Increase in Affiliate Receivables	(663,775)
Increase in Other Receivables	(20,403)
Net Cash Used in Investing Activities	(702,551)
CASH FLOWS FROM FINANCING ACTIVITIES	
Stockholder Contributions	1,166,944
Net Increase in Cash and Cash Equivalents	30,492
Cash and Cash Equivalents, Beginning of Year	184,858
Cash and Cash Equivalents, End of Year	**$ 215,350**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Interest Paid	$ 110

See Notes to Financial Statements.

1. Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements is set forth below.

Organization and Nature of Business

QA3 Financial Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is an Iowa corporation that is a wholly owned subsidiary of Financial Continuum, L.L.C. ("Parent").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's policy is to invest excess cash in income-producing investments. Cash equivalents consist of temporary cash investments with maturities of three months or less. For purposes of the statement of cash flows, the Company includes these amounts in cash and cash equivalents.

Concessions Receivable

The Company's concessions receivable consists principally of concessions receivable from mutual fund companies, clearing organizations and others. Management believes all concessions receivable are collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Concentration of Credit Risk

The Company has several financial instruments that potentially subject the Company to credit risk. The Company maintains bank accounts in which the balances sometimes exceed federally insured limits. The Company's concessions and other receivables and its forgivable line of credit receivable are also subject to credit risk.

The Company is an introducing broker-dealer firm, which processes certain orders through mutual fund companies and clears stock related orders through clearing organizations. The Company may be exposed to risk in the event that a mutual fund company or clearing organization would not fulfill its obligations. It is the Company's policy to review, as necessary, the credit standing of the mutual fund companies and clearing organizations.

1. Summary of Significant Accounting Policies - Continued

Computer Software and Equipment

Computer software and equipment are recorded at cost. Expenditures for additions and betterments are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. The costs of assets disposed and the related accumulated depreciation are eliminated from the accounts in the year of disposal. Gains or losses from disposals are recognized in the year of disposal. Depreciation is computed using both straight-line and accelerated methods over the estimated useful life of computer software and equipment ranging from 3 to 5 years.

Revenue Recognition

Concessions and other operating revenues and the related commissions and brokerage fees expense are recorded on a trade-date basis as the security transactions occur at the mutual fund companies and clearing organizations.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

2. Line of Credit Receivable

In September 2000, the Company entered into a $125,000 forgivable line of credit receivable agreement with Bunning Financial Services ("Bunning") in connection with the associates of Bunning becoming registered representatives of the Company. In accordance with the agreement, the Company grants Bunning the right to make interest free advances to its associates. The advances are forgiven at a rate of $.10 for every dollar of gross dealer concessions and/or fee income that Bunning processes through the Company. This agreement expires in September 2003 at which time the remaining outstanding balance becomes due. This line of credit receivable is collateralized by the personal guarantee of the principal member of Bunning. At December 31, 2002, $120,000 has been advanced on this line of credit receivable and $57,154 has been forgiven.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain net capital of at least the greater of 6 2/3% of aggregate indebtness or $50,000. At December 31, 2002, the Company's net capital, as defined, was $149,860, which was $99,860 in excess of its required net capital of $50,000.

4. Provision for Income Taxes

The Company has available at December 31, 2002, unused operating losses of approximately $1,860,000, which may be applied against future taxable income expiring in various years from 2003 to 2022. A net deferred income tax asset in the amount of approximately $759,000 attributable principally to net operating loss carryforwards has been offset by a valuation allowance in the same amount.

5. 401(k) Savings Plan

The Company is a member of its Parent's group contributory employee 401(k) savings plan, which includes substantially all employees of the Company. Contributions to the plan are discretionary. No contributions were made by the Company to the plan during the year ended December 31, 2002.

6. Related Party Transactions

The Company has an expense sharing agreement with its Parent for office space, employees and various operating expenses. Under this agreement, the Company is charged an allocation for its portion of the expenses that the Parent funds through stockholder contributions, which amounted to $1,166,944 for the year ended December 31, 2002.

The Company's affiliate receivables consist of amounts owed by other subsidiaries of the Parent for advisory and brokerage fees paid by the Company.

The Parent has pledged the Common Stock of the Company as collateral against certain long-term debt.

SUPPLEMENTAL INFORMATION



Lutz & Company, PC
Accountants and Consultants

11837 Miracle Hills Drive, Suite 100
Omaha, Nebraska 68154-4418
402.496.8800
Fax: 402.496.2711
www.lutzcpa.com

INDEPENDENT ACCOUNTANTS' AUDIT REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors and Stockholder
QA3 Financial Corp.
Omaha, Nebraska

We have audited the accompanying financial statements of QA3 Financial Corp., a wholly owned subsidiary of Financial Continuum, L.L.C., as of and for the year ended December 31, 2002, and have issued our report thereon dated March 14, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information presented hereafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lutz & Company, PC

Omaha, Nebraska
March 14, 2003

QA3 FINANCIAL CORP.
(A WHOLLY OWNED SUBSIDIARY OF FINANCIAL CONTINUUM, L.L.C.)

COMPUTATION NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

NET CAPITAL

TOTAL STOCKHOLDER'S EQUITY	$970,137
NONALLOWABLE ASSETS	
Concessions Receivable	11,811
Affiliate Receivables	663,775
Other Receivables	30,040
Prepaid Expenses	18,094
Line of Credit Receivable	62,846
Computer Software and Equipment, Net	33,711
Total Nonallowable Assets	820,277
NET CAPITAL	**$149,860**

AGGREGATE INDEBTNESS

Accounts Payable	$ 7,431
Fees Payable to Clearing Organizations	2,979
Commissions Payable, Net of Non-Includable Commissions Payable of $5,357	455,093
Accrued Expenses	22,275
AGGREGATE INDEBTEDNESS	**$487,778**

CAPITAL REQUIREMENTS

Net Capital	$149,860
Greater of 6 2/3% of Aggregate Indebtedness or Minimum Required	50,000
NET CAPITAL EXCEEDING REQUIREMENTS	**$ 99,860**
EXCESS NET CAPITAL AT 1000 PERCENT	**$101,082**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**3.25 to 1**

Note: There are no material differences to report between the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission and the net capital as reported in the Company's Part II (Unaudited) FOCUS report at December 31, 2002, as amended.

See Independent Accountants' Audit Report on Supplemental Information.



Lutz & Company, PC
Accountants and Consultants

11837 Miracle Hills Drive, Suite 100
Omaha, Nebraska 68154-4418
402.496.8800
Fax: 402.496.2711
www.lutzcpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL

Board of Directors and Stockholder
QA3 Financial Corp.
Omaha, Nebraska

In planning and performing our audit of the financial statements and supplemental schedule of QA3 Financial Corp., an Iowa corporation and wholly owned subsidiary of Financial Continuum, L.L.C., for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lutz & Company, PC

Omaha, Nebraska
March 14, 2003